

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4628

October 14, 2015

Via E-mail
Tan Wan Geng
President
China Southern Airlines Company Limited
278 Ji Chang Road
Guangzhou, 510405
People's Republic of China

> **Re: China Southern Airlines Company Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Filed April 30, 2015**
> **File No. 1-14660**

Dear Mr. Geng:

We refer you to our comment letter dated July 15, 2015, regarding business contacts with Iran and Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Stephen Peepels, Esq.
        DLA Piper

        Anne Nguyen Parker
        Assistant Director
        Division of Corporation Finance